Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED
CHARGES AND PREFERENCE DIVIDENDS
     The following table contains our earnings to fixed charges and to combined fixed charges and preference dividends for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference herein.

						Nine Months Ended
	Years Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2010
(Dollars in Thousands)
EARNINGS:
Net income before taxes	$8,368	$12,390	$24,895	$(149,650)	$(180,499)	$2,232
Fixed charges	173	1,019	4,210	14,466	18,507	15,535
Capitalized interest	(31)	(195)	(122)	(361)	(1,760)	(1,857)
Noncontrolling interest in net income before taxes	—	—	—	—	(173)	(2,111)

Earnings	$8,510	$13,214	$28,983	$(135,545)	$(163,925)	$13,799

FIXED CHARGES
Interest expense	$30	$794	$3,833	$10,010	$10,712	$6,776
Capitalized interest	31	195	122	361	1,760	1,857
Amortization of premiums and discounts related to indebtedness	—	—	—	2,424	3,522	4,757
Loan cost amortization	112	30	255	1,671	2,513	2,145

Fixed Charges	$173	1,019	$4,210	$14,466	$18,507	$15,535

PREFERRED STOCK DIVIDENDS:
Preferred dividends requirement	$—	$1,799	$4,625	$4,625	$4,625	$3,469
Ratio of income before provision for taxes to net income	1.16	1.38	1.47	1.20	0.99	0.25

Preferred Dividends	$—	$2,483	$6,799	$5,550	$4,579	$867

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	$173	$3,502	$11,009	$20,016	$23,086	$16,402

RATIO OF EARNINGS TO FIXED CHARGES	49.19	12.97	6.88	(9.37)	(8.86)	0.89

INSUFFICIENT COVERAGE	$—	$—	$—	$150,011	$182,432	$—

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	49.19	3.77	2.63	(6.77)	(7.10)	0.84
INSUFFICIENT COVERAGE	$—	$—	$—	$155,561	$187,011	$—

(1)	For purposes of determining the ratio of earnings to fixed charges and the ratio of combined fixed charges and preference dividends to earnings, earnings are defined as income before income taxes, plus fixed charges (excluding amortization of capitalized interest) less capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized) and amortization of deferred financing costs. Preference dividends consist of dividends paid with respect to our outstanding preferred stock.